EXHIBITS

Exhibit A: Annual Report
Exhibit B: Financial Statements

Form C-AR (<u>Exhibit A</u>)
Annual Report
May 26, 2026

UgenticAI, Inc.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including the exhibits herein.

The Company

UgenticAI Inc. (UgenticAI) is an early-stage artificial intelligence company developing enterprise-grade AI solutions that enable businesses to make real-time decisions from streaming data. UgenticAI works to acquire profitable AI companies and leverage our team's experience, domain expertise, and the power of network effects to help scale these companies into an enterprise-level ecosystem of AI solutions.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The Company's executive officers and directors are as follows:

Name	Position	Term of Office (if indefinite, date appointed)	Approximate hours per week if part-time
Executive Officers:			
Anik Singal	Chief Executive Officer	February 2025	Full time
Rich Ruggiero	Chief Financial Officer	February 2025	Full time
Directors:			
Anik Singal	Director	February 2025	Full time
Rich Ruggiero	Director	February 2025	Full time
Kevin Morris	Director	August 2025	Part time
Key Persons:			
Olga Geistfeld	Chief of Staff	February 2025	Full time

Erin Lawless	Vice President of Operations and Mergers and Acquisitions	May 2025	Full time
Allison Hoyt	Director of Media & Partnerships	June 2025	Full time

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Anik Singal, CEO & Director

Anik Singal is a serial entrepreneur with over 20 years of leadership experience, generating more than $150 million in digital sales and building a community of over 1.7 million followers. He is passionate about helping businesses scale in competitive industries like education, SaaS, publishing, and marketing. Anik is now leading Ugentic AI to build the world's largest Agentic AI incubator. Anik has been CEO of Ugentic since January 2025. He previously served as the CEO of Complily from January 2024 to April 2025, and has been in the role of CEO with (Expect Scale, Inc. (f/k/a Lurn, Inc.) since October 2002 through the present. In October 2023, the Federal Trade Commission (FTC) issued a final stipulated order against Lurn, Inc. and its CEO, Anik Singal, following allegations that they made baseless and misleading claims about potential earnings from their coaching programs. Under that order, Lurn and Singal were required to pay $2.5 million to the FTC, funds designated for refunding consumers harmed by the deceptive marketing. They are also permanently prohibited from making unsubstantiated claims regarding earnings, testimonials, or the profitability and risks associated with their services. For more details, you can view the official FTC case page under "Lurn" in their legal library. Anik has also been a board member with Tenacity watches and the Chairman for the Signal Foundation, roles which he held through August 2024.

Rich Ruggiero, CFO and Director

Rich Ruggiero has over 45 years of financial management experience, including 30+ years in CFO roles. He has advised over 50 companies, driving financial strategy, and has led major mergers and acquisitions. Rich has worked in high-growth phases, supporting the scaling of early-stage companies and large public organizations. Rich is currently the CFO for Expert Scale, Inc. (f/k/a Lurn, Inc.), a role that he has held since 2005.   He has been CFO of Complily since 2024 and CFO of Ugentic since 2025.

Kevin Morris, Director

Kevin Morris is the CEO and Founder of Atlas Rd, an advisory firm that helps companies raise capital via Regulation A, Regulation CF, and Regulation D. He has been in this role since October 2022. Before that, Kevin was CFO and a Director of Miso Robotics, overseeing the company's fundraising, finances and accounting. Kevin held the role of CFO at Miso Robotics from September 2019 to November 2022. Additionally, Kevin was CFO and President of Wavemaker Labs ("Vebu Labs") a robotics focused venture studio. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company's

finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelors in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline's Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

Key Persons

Olga Geistfeld, Chief of Staff

Olga is currently the Chief of Staff of Ugentic, a position she has held since February 2025. Additionally, Olga is Chief of Staff at Complily, a position she has held since November 2024. Her notable achievements include leading the product development of Complily, from initial concept through successful launch. Olga is recognized for her data-driven decision-making approach and strong connections with our core leadership team. She focuses on building high-performing teams, streamlining operational execution, and consistently delivering measurable results.

Prior to that, Olga held a number of roles at Expect Scale, Inc. (f/k/a Lurn, Inc.), including Director of Sales Operations from May 2020 to January 2025. Throughout her tenure, she has led cross-functional teams, enhanced internal systems, and spearheaded key company initiatives.

Erin Lawless, Vice President of Operations and Mergers and Acquisitions

Erin Lawless serves as Vice President of Operations and M&A Execution at UgenticAI, bringing extensive expertise in scaling early-stage ventures, leading acquisitions, and building operational infrastructure in complex, fast-paced environments. She has held this position since May 2025.

Her role encompasses structuring and integrating acquisitions while driving cross-functional execution across subsidiary entities' KPIs. With her background as a practicing attorney, Erin combines legal rigor with operational fluency, enabling her to navigate high-stakes deals, streamline company formation, and implement scalable systems that accelerate growth. Her core strengths include translating strategic vision into actionable processes, bridging gaps between founders and functional teams, and shepherding new ventures from inception to market traction. Erin excels at the intersection of innovation, execution, and structure, making her instrumental in the growth incubator's mission to launch and scale transformative AI companies.

Prior to her role at the Company, Erin served as the Chief Investment Officer at Imagini Health from 2024 to May 2025 and Head of Legal & Operations at I-Map Biopharma from 2021 to May 2025.

Allison Hoyt, Director of Media & Partnerships

Allison brings over 16 years of experience as a growth strategist specializing in affiliate and performance marketing. Throughout her career, she has successfully managed multiple 7-figure

product launches and revenue-focused campaigns across diverse market segments. She has been in her current role with UgenticAI since June 2025. Prior to that, she was Chief Marketing Officer at Blueprint Information Products from June 2022 to May 2025.

Her expertise lies in architecting high-converting funnels across high-ticket, low-ticket, and evergreen offers, consistently driving scalable ROI. Allison's core strengths include digital strategy development, conversion optimization, partner relations, and campaign execution. She is recognized for her ability to blend strategic vision with tactical implementation to deliver measurable growth results.

Peter Goldstein, Advisor

Peter Goldstein is a seasoned entrepreneur and capital markets expert with over 38 years of experience. Throughout his career, he has held pivotal roles including founder, CEO, chairman, investment banker, board member, investor, and advisor to public, private, and emerging growth companies. He currently serves as a part-time advisor to UgenticAI.

Peter's expertise spans equity and debt financing, strategic planning, compliance, and transaction structuring. His achievements include multiple successful exits of companies he founded and co-founded, including NASDAQ-listed entities. He has led numerous IPOs, M&A transactions, uplistings, reverse mergers, and financing efforts. His ability to secure capital, navigate public listings, and structure complex deals has been a key driver of growth for many businesses.

Peter is the Founder and CEO of Exchange Listing, LLC, as position he has held since June 2019 and also serves as the Founder and Managing Director of Emmis Capital, a specialized investment fund, a position he has held since March 2022. He previously founded and served as CEO of Grandview Capital Partners, Inc., a firm providing M&A, financial, operational, and organizational consulting to businesses worldwide.

In 2022, Peter released his debut book, The Entrepreneur's IPO: The Insider's Roadmap to Taking Your Company Public, which became an Amazon bestseller. He regularly contributes articles on market trends, leadership, and effective CEO strategies to respected publications such as Forbes, Entrepreneur.com, and NASDAQ. In 2025, he released his second book, The Investor's IPO: Managing Risk and Opportunity in the Global IPO Market.

He holds an Advanced Corporate Directors Certificate from Harvard Business School and an MBA in International Business from the University of Miami. From 2007 to 2017, Peter was a FINRA-registered representative, holding Series 7, 24, 79, 65, and 66 licenses.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website at www.ugenticai.com/invest.

Company Overview

UgenticAI, founded by entrepreneur Anik Singal, operates as a specialized AI holding company focused on the rapidly growing "Agentic AI" sector, designed to provide small and medium-sized businesses with a digital workforce of autonomous "AI Employees." Its core value proposition lies in its proprietary 4-layer BIVV technology (Brain, Image, Voice, and Video), which allows users to create a high-fidelity "AI Clone" of themselves to scale expertise without the bottleneck of manual labor. Looking ahead, UgenticAI plans to aggressively expand its portfolio into a comprehensive "full-stack" ecosystem by acquiring and building niche-specific AI agents for departments such as social media management, automated sales outreach, podcasting, and local marketing compliance.

Corporate Structure & History

UgenticAI was founded in 2025 and incorporated in Delaware. Headquartered in Rockville, Maryland, the company develops agentic AI products from its inhouse product development team and also acquires agentic AI companies to help grow and incorporate into its larger ecosystem of AI solutions and customers.

In August 2025, the company completed the related-party acquisition of Complily, an agentic AI company with a product focused on marketing compliance for businesses. Complily was acquired for a total consideration of approximately $6,420,000, consisting of $5,000,000 of UgenticAI, Inc. Stock (100,000,000 shares @ $0.05 Per share) and $1,420,000 of a promissory note payable to the founder of Complily, Inc. The acquisition constituted a related-party transaction. An outside firm did a 409A valuation on Complily. The terms were approved by the Company's management following internal review. Investors should review related-party transactions carefully as they may present potential conflicts of interest.

Competitors

Competitors in the space include AI cloning companies like HeyGen, Coachvox AI, and Delphi, and agentic AI platforms like Relevance AI, CrewAI, and Gumloop.

Additional competitors are companies looking to make early-stage AI acquisitions and those looking to have a significant role in offering broad AI solutions to businesses.

Current Stage

Ugentic AI's current product suite is centered around UgenticIQ, a no-code agentic platform that allows users to build and deploy autonomous "AI Employees" specialized in core business functions. The flagship offering features a proprietary 4-Layer BIVV (Brain, Image, Voice, and Video) Cloning technology, which enables entrepreneurs to create a digital twin capable of thinking, speaking, and appearing in content just like the original creator. These agents are designed to move beyond simple chatbots by executing complex workflows independently, such as managing social media channels, conducting data analysis, generating ad copy, and handling cold outreach, all while being trained on a user's specific expertise to ensure brand authenticity.

To support this ecosystem, the company also provides the Ugentic ImageLab for professional visual generation and the UgenticAI Academy, an educational hub that trains business owners on how to integrate these autonomous agents into their daily operations. The UgenticIQ platform was borne from a mix of in-house software development and the acquisition of outside technologies. The Company plans to continue to grow its UgenticIQ platform by adding additional features through internal development and by acquisition when determined to be advantageous to the Company.

The Company is focused on acquiring certain AI companies and technologies that offer a wide range of agentic AI-powered solutions across many different markets. In August 2025, the company completed its acquisition of Complily, marking UgenticAI's first major acquisition and a core building block for its agentic AI ecosystem. Complily is an AI-powered marketing compliance product that offers businesses an automated solution to ensure all materials that a company may have for public consumption are compliant with FTC and FCC regulations. Complily's product can be used for advertisements, sales materials, websites, videos, emails, and any other form of communication that falls under federal regulation.

Additional acquisitions in 2025 were InvestingJournal, a finance-related newsletter, and ShortsPro, an AI-powered automation platform designed to create, edit, and publish short-form videos.

The Company currently makes money primarily through its Clone and UgenticIQ products, which charges a monthly SaaS fee for use of its product suite. Additional revenue comes from Complily, which charges an annual fee for use of its compliance software.

The Company also has a referral agreement in place with Expert Scale, Inc., a Company owned and controlled by Anik Singal. In this agreement, Expert Scale will act as an affiliate for Ugentic, bringing sales leads for a commission. This agreement will help boost Ugentic's revenue and customer growth.

The Company is an active supporting of charities and charitable donations, including a partnership with The Anik Singal Foundation and its RiseAI youth AI education initiative. The Company provides guidance and support for RiseAI.

Product Development Strategy

Ugentic's future growth strategy is built on a "buy and build" model, aiming to transform from a single-product tool into a one of the world's largest Agentic AI incubators. Product development will focus on expanding the UgenticIQ suite across 10 core marketing verticals, including automated podcasting, local marketing compliance, PR, and SEO, with the ultimate goal of deploying a full-stack, 24/7 AI workforce for over 100,000 entrepreneurs. By focusing on "Agentic" systems, AI that autonomously executes end-to-end business functions rather than just assisting with tasks, Ugentic intends to lead the transition from simple generative AI pilots to fully autonomous business operations globally.

M&A Strategy

UgenticAI is also focused on acquiring companies and technologies using agentic AI to address a wide array of problems across a diverse set of fields and markets. The focus is on companies that feature exciting technology, have large addressable markets, and have already started to gain traction in their field, either through growing customer bases, significant ARR, or patent approvals. As of May 2026, the Company has made 3 acquisitions.

UgenticAI is looking to acquire companies and technologies across a number of major verticals, falling into four major categories:

- AI for business and productivity improvement
- AI for marketing and content generation
- AI for finance, legal, and HR services
- AI for industry disruption.

As UgenticAI continues to acquire more agentic AI companies, we intend to incorporate these acquisitions into a single, cohesive ecosystem. UgenticAI will provide these companies access to growth capital, centralized administration, product development, marketing and operations. These resources will allow the companies to focus on making their products as effective as possible, and catered guidance and insight from experienced leaders who have successfully scaled early-stage companies before.

Most importantly, UgenticAI aims to provide these companies with access to a massive market of customers eager for their products, helping them gain traction, generate revenue, and scale into powerful and self-sustaining businesses.

Industry

The global artificial intelligence ("AI") industry is undergoing rapid growth and transformation, underpinned by technological advances in machine learning, natural language processing, computer vision, and large language models (LLMs). According to market research firm Grand View Research, the global AI market was valued at approximately $196.6 billion in 2023, and the market projected to reach $826 billion by 2030 with a CAGR of 36% over that time.

As the capabilities of the technology continue to expand and improve in quality, more and more of the current workload done by people will be shifted over to AI-automated solutions. McKinsey's research has estimated the AI could add over $2.6 trillion to the global economy across a wide range of sectors and markets.

Within the broader AI ecosystem, a new and rapidly evolving segment has emerged: Agentic AI. Agentic AI refers to systems that go beyond passive prediction or classification tasks and are capable of autonomous decision-making, goal pursuit, planning, and real-time adaptation in dynamic environments. These AI agents are designed to act on behalf of users or organizations, often coordinating complex sequences of tasks across digital and physical domains.

Unlike traditional AI models that require direct input for each task, agentic systems can initiate actions, monitor progress, adapt strategies, and interact with other agents or systems to fulfill high-level objectives with minimal human intervention. The new agentic systems will be able to open up new markets with significant potential for automation, including areas such as personal digital assistants, autonomous research agents, AI customer support, robotic process automation (RPA), and enterprise task delegation.

Investment in the Agentic AI space has accelerated markedly over the past two years, driven by demand for scalable automation, labor augmentation, and intelligent decision systems. The segment has attracted attention from major technology companies, venture capital firms, and research labs, many of which are actively developing frameworks and platforms for deploying agent-based applications.

Despite its promise, the Agentic AI sector remains in the early stages of development. Key challenges include ensuring reliability, safety, interpretability, and ethical alignment in autonomous systems, as well as establishing robust evaluation metrics and infrastructure standards. However, the rapid pace of research and commercialization suggests that Agentic AI is poised to become a foundational layer in the future of software and digital productivity.

The Company believes that its focus on this high-growth, frontier segment positions it at the leading edge of a transformative industry shift. As enterprises and consumers increasingly seek intelligent agents capable of autonomous task execution, the market opportunity for purpose-built Agentic AI platforms, tools, and integrated ecosystems is expected to expand significantly in the coming years.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

<u>Risks Related to Our Company</u>

We have a limited operating history upon which to evaluate our performance and have generated minimal profits and net income.

Complily, our wholly-owned subsidiary was first organized in 2024, and we still have a limited operating history and have yet to consistently generate operating profits or net income. We have been generating revenue since 2024, but we also continue to iterate on our products and technology and as such, cannot guarantee that our prior operating history will be indicative of our future operating results, or future products will be able to consistently generate revenue and operating profits.

Our audited consolidated financial statements for the fiscal years ended December 31, 2025, have been prepared on a going concern basis.

The Company has suffered recurring losses from operations and, as of December 31, 2025, had a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months following the date of the consolidated financial statements is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

The laws and standard behind artificial intelligence are uncertain and may change

AI is a new and emerging technology that is subject to varying degrees of regulation in different jurisdictions. Compliance with these laws can be costly and there is a risk of regulatory enforcement or litigation if we fail to comply with these requirements. Additionally, laws may change over time, which may increase our likelihood of non-compliance and potential enforcement. Because we are a smaller company, we may not have the resources to properly monitor and comply with any state, federal, and international laws around AI.

The AI industry has increasing competition

The AI technology sector is experiencing remarkable growth and intensifying competition as technology continues to advance. Companies across various industries, including marketing, recognize the transformative potential of AI. As AI capabilities expand and become more accessible, the industry's competitive landscape will increase progress and create rivalry. Unexpected competition could adversely affect our market share, growth and profitability.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. These key personnel include our Chief Executive Officer, Anik Singal, and our Chief Financial Officer, Rich Ruggiero. In addition, due to its limited financial resources and the specialized expertise required across marketing, business development, and product development, it may not be able to recruit the individuals needed for its business needs. Further, as part of the order agreed to with the FTC, Anik Singal must provide certain notices to potential hires that could dissuade them from joining the Company. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Competitors may be able to call on more resources than the Company.

While the Company believes that its platform and product are unique, it is not the only way that its customers and user base can earn supplemental income. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Our new products and services could fail to achieve the market acceptance.

Our future success is partially based on an assumption that our new products will be able to gain traction in the marketplace. It is possible that these new products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our artificial intelligence products require significant capital to develop and commercialize, and our revenue prospects remain highly uncertain at this stage of our development

We are an early-stage company developing artificial intelligence-driven products and services. The nature of AI development requires us to incur substantial costs well in advance of generating meaningful revenue. These costs include, but are not limited to: model development and training, which demands significant computational resources; procurement and licensing of large proprietary and third-party datasets; investment in cloud and on-premise infrastructure; and hiring and retaining specialized talent in a highly competitive labor market. We have incurred significant operating losses since inception and expect to continue to do so for the foreseeable future.

Our ability to generate revenue from our AI products is subject to numerous risks and uncertainties. We operate in a nascent and intensely competitive market in which customer preferences, technological capabilities, and competitive offerings are evolving rapidly. We may be unable to attract sufficient customers, retain existing customers, or price our products in a manner that generates adequate margins to offset our development and operating costs. There is also a risk that our technology fails to achieve the performance levels required for commercial adoption, or that superior competing products emerge before we are able to establish a meaningful market position.

Expansion of our platform to a larger number of users will pose challenges.

As the number of customers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that are advantageous to the Company.

We have incurred significant indebtedness to our founder, which creates conflicts of interest and subjects the Company to risks associated with related party obligations.

We are party to one or more loan or promissory note arrangements with Anik Singal, our founder and CEO, pursuant to which the Company has borrowed an aggregate of approximately $848,088 as of May 2026. This indebtedness bears interest at a rate of 5% per annum and is not currently due and payable on December 1, 2028. The terms of this indebtedness were not negotiated on an arm's-length basis, and there can be no assurance that such terms are as favorable to the Company as those that could have been obtained from an unaffiliated third-party lender.

This related party debt presents several risks to prospective investors. First, our founder, as a creditor of the Company, holds interests that may not always be aligned with those of our equity holders, including investors in the Company. In the event of financial difficulty, insolvency, or dissolution, our founder's claims as a creditor would rank senior to the interests of equity holders, meaning that investors in the Company may receive little or no return on their investment even if the Company retains some residual value. Second, repayment of this indebtedness — whether at maturity, on demand, or upon an acceleration event — could materially and adversely affect the Company's liquidity and its ability to fund operations, product development, and growth initiatives. Third, our founder's dual role as both an equity holder and a creditor of the Company creates a potential conflict of interest in situations where decisions regarding repayment, refinancing, or modification of this debt must be made. There can be no assurance that our founder will not exercise rights under this debt in a manner that prioritizes recovery of his/her loans over the long-term interests of the Company and its investors.

We cannot assure investors that we will have sufficient cash flows from operations or financing activities to repay this indebtedness when due, or that our founder will agree to extend, convert, or otherwise modify the terms of this debt on acceptable terms or at all. The existence of this obligation may also limit our ability to obtain additional financing from third parties, as prospective lenders or investors may view the related party debt unfavorably. Prospective investors should carefully consider these risks before making an investment decision.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of the users of our platform. Further, any significant disruption in service on UgenticAI, our subsidiaries, or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on UgenticAI could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our users' data could impose liability upon the Company.

If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include liability for harms caused to our users from such a breach, or increased cybersecurity and other insurance premiums.

<u>**Risks Associated with the Company's Acquisition Strategy**</u>

We may fail to realize potential benefits from future acquisitions, which could adversely affect our business, financial condition, and results of operations.

Our growth strategy may include acquiring complementary technologies, services, products, and other assets. We may not be able to successfully integrate acquired assets or realize the anticipated benefits of such acquisitions. The successful integration of acquired assets requires significant time and resources, and we may incur significant costs with such integration. Additionally, the process of integrating acquired assets may disrupt our existing operations and relationships with employees, customers, and vendors, potentially resulting in the loss of key personnel, customers, or vendors.

We may not be able to identify or complete suitable acquisitions.

Our ability to continue to grow through asset acquisitions depends upon, among other things, our ability to identify suitable acquisition candidates, negotiate acceptable acquisition terms, and obtain any required financing. We compete with other potential acquirers for the same targets, which may increase acquisition costs or prevent us from acquiring assets we target. If we are unable to identify or complete suitable acquisitions, we may not be able to achieve our desired rate of growth.

Our acquisitions may result in significant costs, including unexpected or additional costs.

Any potential acquisition may result in significant costs, including costs relating to professional services fees, financing costs, and costs of integrating acquired assets. In addition, we may face challenges in integrating technological operations and platforms. If we are unable to manage these costs effectively or if we face greater-than-anticipated costs, our acquisitions may not yield the financial benefits we expect.

We may incur indebtedness to finance our acquisitions.

Acquisition costs may be in excess of the funds we are able to raise in outside capital. As a result, we may be required to incur indebtedness, which could adversely impact our credit ratings, limit our ability to obtain additional financing, increase our borrowing costs, and limit our flexibility to plan for, or react to, changes in our business or market conditions.

We may fail to conduct sufficient due diligence or to accurately assess the value of acquisition targets.

We may face challenges in conducting adequate due diligence on acquisition targets, particularly in competitive bidding situations where time constraints limit our investigation. As a result, we may not accurately assess the value of acquisition targets or identify issues that could result in financial loss, increased costs, or other adverse consequences that could harm our business, financial condition, or operating results.

Acquisitions may result in dilutive issuances of our equity securities.

We may issue equity securities to finance our acquisitions, which may result in dilution to our stockholders. In addition, if the acquired assets do not generate the financial results we expect, impairment charges could adversely affect our financial performance.

CAPITALIZATION AND OWNERSHIP

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Amount Authorized	Amount Outstanding	Committed, Not Issued*	Available
Class A Common Stock	845,000,000	845,000,000	0	0
Class B Common Stock	1,155,000,000	399,174,982	170,000,000	585,825,018

*Includes 134,000,000 issued options for Class B Common Stock and 36,000,000 unallocated options under the Company's stock option plan.

Class A Common Stock

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Other Rights & Terms

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Additional information can be found in the Company's Amended Certificate of Incorporation.

Class B Common Stock

Voting Rights

The shares of Class B Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Other Rights & Terms

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Additional information can be found in the Company's Certificate of Incorporation.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Anik Singal	845,000,000 Class A Shares	100%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Terms	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering

15

Convertible Note	$900,000	$25m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Convertible Note	$1,550,000	$20m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Convertible Note	$50,000	$25m valuation cap	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Convertible Note	$200,000	$35m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$425,000	$30m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$50,000	$37.5m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$250,000	$35m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$215,000	$28m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$220,000	$45m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Class B Common Stock	$1,030,715	21,199,404 shares of Class	Product Development, Marketing &	2025-2026	Regulation CF

		B Common Stock	Advertising, General & Administrative		
Class B Common Stock	$805,000	21,025,000 shares of Class B Common Stock	Product Development, Marketing & Advertising, General & Administrative	2025-2026	Regulation D, Rule 506(c)

In October 2025, all of the above outstanding Convertible Notes and SAFEs converted into 186,950,578 shares of Class B Common Stock.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C-AR, the Company has the following outstanding debt:

As of December 31st, 2025, the Company has a promissory note payable to a founder with a principal balance of $848,088, bearing interest at 5% per annum and maturing on December 1, 2028. Interest expense has been accrued as of year-end. As of December 31st, 2024, the Company had a promissory note payable to the same party with a principal balance of $332,000, which was contributed to additional paid-in capital in 2025 without cash repayment.

On August 18, 2025, the Company completed the acquisition of Complily, Inc. for a total consideration of approximately $6,420,000 consisting of $5,000,000 of UgenticAI, Inc. Stock (100,000,000 shares @ $05. Per share) and a $1,420,000 promissory note payable to Anik Singal, the founder of Complily, Inc. This promissory note has a principal amount of $1,420,000, with a 5% annual interest rate, and a maturity date of December 1, 2029.

On October 15, 2025, the Company completed the acquisition of The Investing Journal, for a total consideration of $60,000, consisting of $35,000 in cash and a $25,000 promissory note payable. This promissory note will be paid in five equal installments of $5,000 each beginning November 15, 2025 at 0% interest. As of May 2026, this loan was paid off and no amount was outstanding.

In April 2026, the Company issued promissory notes to certain employees and officers in lieu of equity-based compensation. The notes bear interest at 5% per annum. As of the date of this Form C-AR, the aggregate outstanding principal balance was $580,000.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

As of the date of this Form C-AR, the Company has the following transactions with related persons:

As of December 31st, 2025, the Company has a promissory note payable to a founder with a principal balance of $848,088, bearing interest at 5% per annum and maturing on December 1, 2028. Interest expense has been accrued as of year-end. As of December 31st, 2024, the Company had a promissory note payable to the same party with a principal balance of $332,000, which was contributed to additional paid-in capital in 2025 without cash repayment. This amount remains outstanding as of the date of this Form C-AR.

On August 18, 2025, the Company completed the acquisition of Complily, Inc. for a total consideration of approximately $6,420,000 consisting of $5,000,000 of UgenticAI, Inc. Stock (100,000,000 shares @ $0.05. Per share) and a $1,420,000 promissory note payable to Anik Singal, the founder of Complily, Inc. The note does not have a fixed maturity date and becomes due upon the earlier of (i) an acquisition of the Company, including a merger, sale of substantially all assets, or sale of a majority of voting securities, or (ii) the Company's initial public offering, unless prepaid earlier at the Company's option. This amount remains outstanding as of the date of this Form C-AR.

In April 2026, the Company issued promissory notes to certain employees and officers in lieu of equity-based compensation. The notes bear interest at 5% per annum. As of the date of this Form C-AR, the aggregate outstanding principal balance was $580,000. This balance includes $140,000, which is owed to Rich Ruggiero, the Chief Financial Officer and a Director of the Company.

In February 2025, the Company engaged Atlas Rd, LLC to provide financial advisory and fundraising services. Atlas Rd, LLC is wholly owned by Kevin Morris, a Director of the Company. As of the date of this Form C-AR, the Company has paid Atlas Rd, LLC $118,000 for services rendered.

In May 2026, UgenticAI entered into an Affiliate Referral Agreement with Expert Scale, Inc., under which Expert Scale refers prospective customers to UgenticAI's products in exchange for a referral fee equal to 40% of Net Revenue (defined as gross revenue less advertising costs, refunds/chargebacks, and sales taxes) from Qualified Sales attributed to Expert Scale within a 60-day attribution window. The appointment is non-exclusive with a 3-year initial term and automatic 1-year renewals, terminable by either party on 60 days' notice. Anik Singal and Rich Ruggiero are officers of Expert Scale and also serve as officers/directors of UgenticAI. As of the date of this Form C-AR, no referral fees have been paid to Expert Scale by Ugentic AI.

In May 2026, UgenticAI entered into a Pro Bono Strategic Collaboration Agreement with The Singal Foundation, a 501(c)(3) nonprofit, under which UgenticAI provides voluntary, uncompensated advisory support for the Foundation's "RiseAI" youth AI education initiative, including curriculum guidance, content and production assistance, subject matter expertise, student recruitment support, and potential contribution of event tickets for the Foundation to sell. UgenticAI receives no monetary compensation, revenue share, equity interest, or other financial consideration; all contributions are provided on an as-available, best-efforts basis with no guaranteed deliverables, for an initial 12-month term terminable by either party on 30 days' notice. Anik Singal serves as CEO of UgenticAI and as a Board Member of the Foundation.

FINANCIAL INFORMATION

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Form C-AR. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

For the Fiscal Year Ending December 31, 2025

For the fiscal year ending December 31, 2025, the Company recognized revenue of $2,210,988 compared to revenue of $67,294 for the fiscal year ending December 31, 2024, an increase of over 3100%. The majority of this revenue came from the Company's Clone product, UgenticIQ and Complily. Costs of revenue for 2025 were $6,302, compared to costs of revenue of $6,759 for 2024. Costs of revenue consist primarily of hosting costs, which are relatively low. Finally, the Company recognized gross profit of $2,204,686 in 2025, compared to $60,535 in 2024. The increase in revenue and profit in 2025 was related to the Company launching new products, including its Clone product which is discussed above in the Company Overview section.

Additionally, the Company had $4,999,124 in operating expenses for the fiscal year ended December 31, 2025 compared to $382,749 for the fiscal year ending December 31, 2024, growing by over 1200%. This growth was driven by increased marketing and advertising expenses to help promote the Company's products and webinars. Marketing and advertising grew from $5,768 to $1,177,646 from 2024 to 2025. The increase in operating expenses was also driven by increased hiring of full-time employees and contractors to help support the Company's growing revenue and operations. The majority of the Company's new hires came in the second half of 2025 as the Company began increasing its product development and marketing activities. These expenses grew from $70,210 in 2024 to $3,430,932 in 2025. Finally, additional operating expenses in 2025 were $271,664 in research and development expenses, compared to $261,597 in 2024, $110,930 in rent and leases, compared to $45,174 in 2024, and $7,952 in depreciation and amortization, compared to $0 in 2024. The Company also recognized $135,042 in total other expenses in 2025, compared to $95 in 2024. The primary driver of the increase in total other expenses was related to interest expense from the Company's outstanding convertible and promissory notes.

The above gross profit and expenses resulted in the Company recognizing a net loss of $2,929,480 in 2025, compared to a net loss of $322,309 in 2024.

Liquidity and Capital Resources

Through the fiscal year ending December 31, 2025, the Company had cash on hand of $1,437,734 and total assets of $2,236,758.

As of May 4th, 2026 the Company had cash on hand of $1,248,517. While the Company has seen a significant increase in revenues and gross profits since inception, these gross profits are currently unable to sustain the Company's expenses. The Company expects that revenue and gross profit will continue to grow in 2026, however, it plans to continue to rely on outside capital, including equity capital and debt to fund operations and growth.

Trend Information

The Company has plans to grow revenue in 2026 and beyond primarily via its Clone and AI products. This will come primarily through increased marketing and advertising expenses, as well as research and development expenses to expand into new product categories. Additionally, the Company may plan to acquire additional assets and companies in the agentic AI space in the coming months and years as a part of its growth strategy. Future acquisitions may also include the addition of other operating expenses and headcount. In some cases, the Company will focus on reducing operating costs by leveraging a shared-services model and using a centralized team to save on costs for finance, human resources, product development, and other general and administrative expenses.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

UgenticAI, Inc.
(Issuer)

By:/s/Anik Singal
(Signature)

Anik Singal
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anik Singal
(Signature)

Anik Singal
(Name)

Director
(Title)

May 26, 2026
(Date)

/s/Rich Ruggiero
(Signature)

Rich Ruggiero
(Name)

Director
(Title)

May 26, 2026
(Date)
/s/Kevin Morris
(Signature)

Kevin Morris
(Name)

Director
(Title)

May 26, 2026
(Date)

UgenticAI, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (Audited) and
Independent Auditor's Report

Years ended December 31, 2025 & 2024



INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
UgenticAI, Inc.

We have audited the accompanying consolidated statements of financial position of UgenticAI, Inc. as of December 31, 2025 & 2024, and the related statements of operations, statements of cash flows, and the statements of changes in shareholder equity (deficit) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of UgenticAI, Inc. as of December 31, 2025, & 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 5, 2026

Vincenzo Mongio

UgenticAI, Inc.
STATEMENTS OF FINANCIAL POSITION (AUDITED) (CONSOLIDATED)
As of December 31st

		2025		2024
Assets				
Current Assets:				
Cash and Cash Equivalents	$	1,437,734	$	100,170
Accounts Receivable		145,361		1,057
Loan Receivable		120,000		-
Prepaid Expenses		203,163		725
Other		62,308		-
Total Current Assets		1,968,566		101,952
Other Assets:				
Fixed Assets, net of Accumulated Depreciation		49,759		-
Intangible Assets, net of Accumulated Amortization		177,342		-
Deferred Offering Costs		32,500		
Security Deposits		8,591		8,591
Total Other Assets		268,192		8,591
Total Assets	$	2,236,758	$	110,543
Liabilities and Stockholders' Deficit				
Liabilities				
Current Liabilities:				
Accounts Payable	$	211,195	$	43,268
Deferred Revenue		157,101		56,084
Accrued Expenses		111,455		-
Notes Payable		15,000		-
Accrued Interest		33,126		-
Reserve for Refund		1,500		1,500
Total Current Liabilities		529,377		100,852
Non-Current Liabilities				
Notes Payable - Related Parties		2,268,088		332,000
Total Non-Current Liabilities		2,268,088		332,000
Total Liabilities		2,797,465		432,852
Commitments and Contingencies (Note 4)				
Stockholders' Equity (Deficit)				
Common Stock		8,450		-
Preferred Stock		3,727		-
Additional Paid-in Capital		2,678,905		-
Accumulated Deficit		(3,251,789)		(322,309)
Total Stockholders' Equity (Deficit)		(560,707)		(322,309)
Total Liabilities and Stockholders' Equity (Deficit)	$	2,236,758	$	110,543

UgenticAI, Inc.
STATEMENTS OF OPERATIONS (AUDITED) (CONSOLIDATED)

		Year Ended December 31,		
		2025		2024
Revenues:				
Revenue	$	2,210,988	$	67,294
Total Revenues	$	2,210,988	$	67,294
Cost of Revenue:				
Cost of Revenue	$	6,302	$	6,759
Total Cost of Revenue	$	6,302	$	6,759
Gross Profit	$	2,204,686	$	60,535
Operating Expenses:				
Advertising and Marketing	$	1,177,646	$	5,768
General and Administrative		3,430,932		70,210
Research and Development		271,664		261,597
Rent and Lease		110,930		45,174
Depreciation		4,952		-
Amortization		3,000		-
Total Operating Expenses	$	4,999,124	$	382,749
Other (Income) Expense:				
Interest Expense	$	148,297	$	95
Other Expenses		7,541		-
Other Income		(20,796)		-
Total Other (Income) Expense	$	135,042	$	95
Loss from Continuing Operations Before Income Taxes	$	(2,929,480)	$	(322,309)
Provision for Income Tax Expense/(Benefit)		-		-
Net Income (loss)	$	(2,929,480)	$	(322,309)
Comprehensive Loss	$	(2,929,480)	$	(322,309)

4

UgenticAI, Inc.
STATEMENTS OF CASH FLOWS (AUDITED) (CONSOLIDATED)

| | Year Ended December 31, | |
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	$ (2,929,480)	$ (322,309)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	4,952	-
Amortization	3,000	-
Changes in operating assets and liabilities:		
Accounts Receivable	(144,304)	(1,057)
Prepaid Expenses	(202,438)	(725)
Other Asset	(62,308)	-
Accounts Payable	167,927	43,268
Deferred Revenue	101,017	56,084
Accrued Expenses	111,455	-
Accrued Interest	33,126	-
Reserve for Refund	-	1,500
Net Cash provided by (used in) Operating Activities	$ (2,917,053)	$ (223,239)
INVESTING ACTIVITIES		
Fixed Assets	(54,711)	-
Intangible Assets	(180,342)	-
Deferred Offering Costs	(32,500)	
Loan Receivable	(120,000)	-
Security Deposits	-	(8,591)
Net Cash provided by (used by) Investing Activities	$ (387,553)	$ (8,591)
FINANCING ACTIVITIES		
Proceeds from Preferred Stock	8,450	-
Proceeds from Common Stock	3,727	-
Proceeds from Paid-in Capital	2,346,905	-
Proceeds from Notes Payable - Related Parties	2,268,088	332,000
Proceeds from Notes Payable	15,000	-
Net Cash provided by (used in) Financing Activities	$ 4,642,170	$ 332,000
Cash at the beginning of period	$ 100,170	$ -
Net Cash increase (decrease) for period	1,337,564	100,170
Cash at end of period	$ 1,437,734	$ 100,170

UgenticAI, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED) (CONSOLIDATED)
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

| | Common Stock | | Common Stock - Non Voting | | Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance on January 1, 2024	-	$ -	-	$ -	$ -	$ -	$ -
Net Loss	-	-	-	-	-	(322,309)	(322,309)
Balance on December 31, 2024	-	$ -	-	$ -	$ -	$ (322,309)	$ (322,309)
Issuance of Stock	845,000,000	8,450	372,711,381	3,727	2,678,905	-	2,691,082
Net Loss	-	-	-	-	-	(2,929,480)	(2,929,480)
Balance on December 31, 2025	845,000,000	$ 8,450	372,711,381	$ 3,727	$ 2,678,905	$ (3,251,789)	$ (560,707)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

UgenticAI, Inc. ("the Company") was formed in Delaware on February 4th, 2025. The Company acquires and operationalizes AI and SaaS companies through disciplined capital deployment, distribution infrastructure and centralized scale. The Company acquired Complily, Inc., a company formed to address the compliance requirements of the FTC and other regulator laws for marketing and sales operations. Complily, Inc. provides an AI powered compliance platform that analyzes and tracks your ads, landing pages, sales videos, webinars, and sales calls, all in one place. The Company has also entered into numerous letters of intent for acquisition and several are in due diligence stage. The Company also develops its own AI Agentic software. The Company is headquartered in Rockville Maryland and reaches customers worldwide.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Basis of Consolidation</u>

The financials of the Company include its wholly-owned subsidiary, Complily, Inc. a Delaware entity formed on October 24th, 2023. All significant intercompany transactions are eliminated.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Acquisition of Complily, Inc.

On August 18, 2025, the Company acquired 100% of the outstanding shares of Complily, Inc. in a transaction under common control. Total consideration was $6,420,000, consisting of 100,000,000 shares of common stock valued at $5,000,000 and a promissory note payable of $1,420,000. The acquisition was accounted for in accordance with ASC 805-50. Assets and liabilities were recognized at historical carrying values. No fair value adjustments, goodwill, or intangible assets were recorded. The difference between consideration transferred and historical net assets was recorded as an adjustment to additional paid-in capital. Complily, Inc. is an AI powered agentic platform that monitors marketing materials and sales activity to keep companies marketing regulatory compliant. The Company strongly believes Complily will be one of several AI and SAAS acquisitions targeted that will benefit from centralized resources, capital raised through Crowdfunding, distribution, and marketing under the UgenticAI, Inc. corporate umbrella.

The following table summarizes the consideration paid, assets acquired, and liabilities assumed in connection with the acquisition of Complily, Inc.

Consideration	
Common Stock Issued	5,000,000
Promissory Note Payable	1,420,000
Total Consideration	6,420,000
Assets Acquired	
Cash	125,937
Prepaid Expenses	3,288
Intangibles & Patents	5,286
Security Deposits	8,591
Total Assets Acquired	143,102
Liabilities Assumed	
Accounts Payable	3,606
Accrued Liabilities	14,816
Deferred Revenue and Refund Liability	64,962
Total Liabilities Assumed	83,384
Net Identifiable Assets Acquired	59,718
Excess of Consideration over net assets acquired	6,360,282

Asset Acquisitions

On October 15, 2025, the Company acquired The Investing Journal for total consideration of $60,000, consisting of $35,000 cash and a $25,000 promissory note. The transaction was accounted for as an asset acquisition under ASC 805-50. The purchase price was allocated to identifiable intangible assets and is being amortized over estimated useful lives.

On December 15, 2025, the Company acquired certain software and intellectual property assets from ShortsPro Software Assets for $110,000. The purchase price was initially deposited into escrow at closing in accordance with the terms of the agreement. At year-end, the escrow conditions were satisfied, and the funds were released to the seller. As of the issuance date of these financial statements, no restricted cash balance related to this transaction remains. The transaction was accounted for as an asset acquisition under ASC 805-50. The purchase price was allocated to identifiable intangible assets based on relative fair value and is being amortized over estimated useful lives.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

AI Clone revenue is generated from providing customers access to the Company's AI-based software platform and related digital product functionality, with the primary performance obligation being delivery of platform access or subscription services, recognized either at a point in time upon access being made available or ratably over the subscription term, depending on contract terms. UgenticIQ revenue is derived from providing customers access to software products and related subscription-based services, with revenue recognized upon delivery of access or over the applicable service period as the Company satisfies its performance obligations. Sponsorship revenue is generated from marketing, promotional, and brand partnership arrangements, with the primary performance obligation consisting of fulfilling contractual sponsorship services, recognized ratably over the sponsorship term. Revenue from Complily, Inc. is recognized over time during the contractual service period as customers simultaneously receive and consume the benefits of platform access. The Company's primary performance obligation for this revenue stream is the provision of access to its AI-powered compliance platform. Refunds and credits are recorded as reductions of gross revenue in the period incurred.

Year	AI Clone Product	UgenticIQ Product	Sponsorship Revenue	Complily Revenue	Refunds and Credits	Total
2025	1,312,134	756,263	105,000	248,438	(210,847)	2,210,988

The Company recognized deferred revenue of $157,101 and $56,084 as of December 31st, 2025 and 2024, respectively, representing cash received or amounts billed in advance for performance obligations not yet satisfied.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs

are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Computers	5	33,230	(2,342)	-	30,888
Furniture & Fixtures	7	20,537	(1,666)	-	18,871
Grand Total	-	**53,767**	**(4,008)**	**-**	**49,759**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

See Asset Acquisitions for details of intangible assets obtained totaling approximately $170,000.

Prepaid Expenses

Prepaid expenses consist primarily of advance payments for event sponsorships, conferences, marketing, insurance, software subscriptions, and other professional services to be recognized over the applicable service periods. As of December 31st, 2025, prepaid expenses were $203,163 and are expected to be expensed as the related goods or services are received.

Loans Receivable

On May 20, 2025, the Company entered into an agreement to provide a third-party principal borrowings of $20,000, maturing on December 31, 2025. Interest accrues on the principal at a fixed per annum rate equal to the Secured Overnight Financing Rate ("SOFR") applicable on the disbursement date, with all principal and accrued interest due at maturity. The loan is secured by a continuing security interest in the third party's accounts receivable and includes provisions for late fees of up to 2% of the payment amount due.

During 2025, the Company entered into a Letter of Intent to acquire certain assets of Marketing Blocks / SaaS Blocks and advanced a $100,000 bridge loan to the target entity. Subsequent to additional due diligence, the Company elected not to proceed with the acquisition. The LOI was formally withdrawn on January 14, 2026. As of December 31, 2025, the $100,000 advance is recorded as a loan receivable. Management is evaluating collectability in accordance with applicable accounting guidance.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company adopted their 2025 Equity Incentive Plan that authorizes equity awards, including stock options, restricted stock, and restricted stock units, to employees, consultants, and directors of the Company and affiliates to attract, retain, and motivate participants. A Board-appointed Committee administers the plan, determining eligibility, award type, terms, and conditions, with authority to amend, assume, or cancel awards in connection with corporate transactions. Awards may be forfeited for cause or detrimental activity.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to their sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

On August 13th, 2025, the Company issued 86,000,000 stock options with fair market value as of the date of issuance of $0.04 per share.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2025	-	-
Granted	86,000,000	$0.04
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2025	86,000,000	$0.04
Options exercisable, December 31, 2025	28,416,667	$0.04

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2025	-	-
Granted	86,000,000	0.04
Vested	(28,416,667)	0.04
Forfeited	-	-
Nonvested options, December 31, 2025	57,583,333	0.04

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that they believe that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that they will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) they determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, they recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Maryland. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on their financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Acquisition of Complily, Inc. disclosure in Note 2 for details of acquisition of a related party entity.

In connection with the acquisition of Complily, Inc., the Company entered into a promissory note with a related party for principal of $1,420,000, bearing interest at 5% per annum. The note is secured by substantially all Company assets. The note does not have a fixed maturity date and becomes due upon the earlier of (i) an acquisition of the Company, including a merger, sale of substantially all assets, or sale of a majority of voting securities, or (ii) the Company's initial public offering, unless prepaid earlier at the Company's option.

As of December 31st, 2025, the Company has a promissory note payable to a founder with a principal balance of $848,088, bearing interest at 5% per annum and maturing on December 1, 2028. Interest expense has been accrued as of year-end. As of December 31st, 2024, the Company had a promissory note payable to the same party with a principal balance of $332,000, which was contributed to additional paid-in capital in 2025 without cash repayment..

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Exclusive Option Agreement

On October 10, 2025, the Company entered into an Exclusive Option Agreement with a third party to acquire substantially all its assets for a contemplated purchase price of $4,000,000. The Company paid a non-refundable option fee of $150,000. On December 1, 2025, the Company elected not to exercise the option due to changes in internal strategy. Accordingly, the option fee was retained by the seller and recorded as acquisition-related expense within operating expenses for the year ended December 31, 2025.

Leases

The Company entered into an office lease agreement commencing February 15, 2024 for approximately 1,909 square feet of office space in Rockville, Maryland, with an original expiration date of April 30, 2025, requiring monthly base rent of $4,295, subject to additional operating expenses beginning January 1, 2025, and an $8,591 security deposit. Effective April 30, 2025, the lease was assigned and amended to expand the leased premises by approximately 3,281 additional rentable square feet and extend the lease term through April 30, 2026. During the extension period, monthly base rent increased to $11,677, tenant operating cost responsibility continued, and the tenant's proportionate share increased from 1.65% to 4.48%. The lease also provides two optional one-year extension periods subject to notice and compliance provisions. Management evaluated the lease amendment as a separate short-term lease under ASC 842, and because the amended term did not exceed 12 months and did not include a purchase option reasonably certain of exercise, the Company elected the short-term lease exemption and did not recognize a related right-of-use asset or lease liability. Accordingly, lease payments are recognized as rent expense on a straight-line basis over the lease term, and no right-of-use asset or lease liability was recognized.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

See Note 3 – Related Party Transactions for details of related party loans.

As part of the acquisition of the assets of the Investing Journal, See Note 2 above for additional details, the Company entered into a promissory note agreement with the seller to repay the remaining purchase price totaling $25,000. The note does not accrue interest and is payable in five equal monthly installments of $5,000 beginning November 2025, with a maturity date of March 2026.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025			For the Year Ended December 2024		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Notes Payable - Related Party 1	1,420,000	5%	Due Upon Acquisition or IPO	-	1,420,000	1,420,000	-	-	-
Notes Payable - Related Party 2	848,088	5%	2028	-	848,088	848,088	-	332,000	332,000
Notes Payable	25,000	None	2026	15,000	-	15,000	-	-	-
Total				15,000	2,268,088	2,283,088	-	332,000	332,000

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	15,000
2027	-
2028	848,088
2029	-
2030	-
Thereafter	-
Event Based Maturity	1,420,000

Convertible Notes

During 2025, the Company issued convertible notes for aggregate proceeds of approximately $2,700,000. The notes bore simple interest at annual rates ranging from 8% to 10% per annum and were convertible into equity upon a qualified financing at either an 80% discount to the financing price or based on valuation caps ranging from $20.0 million to $35.0 million.

On October 16, 2025, all outstanding principal and accrued interest converted into equity shares as a result of a qualified financing event. No convertible notes balances remained outstanding as of December 31, 2025.

Future Equity Obligations

The Company entered into Simple Agreements for Future Equity ("SAFEs") with investors for estimated total proceeds of approximately $1,260,000. The agreements provide for conversion into shares of the Company's capital stock upon certain triggering events at a discount rate of 80% to the price paid by other investors in qualified financing, subject to post-money valuation caps ranging from $30.0 million to $35.0 million.

On October 16, 2025, all outstanding SAFE agreements converted into equity shares as a result of a qualified financing event. No SAFE note balances remained outstanding as of December 31, 2025

NOTE 6 – EQUITY

Capital Structure

At inception, the Company had authorized 1,000 common shares with a par value $1.00 per share. On August 1st, 2025, the Company amended its articles of incorporation to increase the total authorized shares to 1,000,000,000 at a par value of $0.00001 per share. On August 15th, 2025, the Company amened its article of incorporation to increase the total authorized shares to 2,000,000,000 at a par value of $0.00001 per share consisting of 845,000,000 shares of common stock with voting rights and 1,155,000,000 shares of common stock without voting rights. All 845,000,000 shares of common stock with voting rights were issued and outstanding as of December 31st, 2025, and 372,711,381 shares of common stock without voting rights were issued and out as of December 31st, 2025.

Dividends: Stockholders are entitled to receive dividends when and if declared by the Board of Directors.

Regulation Crowdfunding And Regulation D Offerings

During the year ended December 31, 2025, the Company conducted a Regulation Crowdfunding ("Reg CF") offering of its Class B non-voting common stock. The Company raised gross proceeds of $672,365 representing 12,520,137 Class B non-voting common shares, with closings occurring on October 16, 2025, November 14, 2025, and December 5, 2025. Issuance costs of approximately $47,415 were incurred in connection with these closings and were recorded as a reduction of additional paid-in capital.

In addition, on December 5, 2025 the Company issued 3,240,667 Class B non-voting common shares to investors as bonus shares with no cash consideration. These shares were issued as a subscription incentive in connection with the Reg CF offering, and the fair value of the bonus shares was treated as a reduction of the net cash proceeds of the related subscriptions.

Subsequent to December 31, 2025 and through April 29, 2026, the Company raised additional gross proceeds of $1,278,642 in capital, consisting of (i) $413,642 from the issuance of 6,347,125 Class B non-voting common shares through its ongoing Regulation Crowdfunding offering, and (ii) $865,000 from the issuance of 22,200,000 Class B non-voting common shares through a Regulation D private placement to accredited investors. In addition, the Company issued 954,600 Class B non-voting common shares as bonus shares with no cash consideration in connection with the Regulation Crowdfunding offering; the fair value of the bonus shares was treated as a reduction of the net proceeds of the related cash subscriptions. Issuance costs of approximately $29,805 were incurred in connection with the Regulation Crowdfunding closings; no issuance costs were incurred in connection with the Regulation D subscriptions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 5, 2026, the date these financial statements were available to be issued.

See Regulation Crowdfunding and Regulation D Offerings disclosure in Note 6 – Equity for details of Regulation Crowdfunding and Regulation D proceeds and stock issuances that occurred subsequent to December 31st, 2025.

The Company entered into a lease commitment for office space under a six-month agreement with monthly payments of approximately $11,000. This commitment was initiated in December 2025; however, as the lease term and associated obligations commenced after year-end, this arrangement did not affect the financial statements as of December 31, 2025. The Company will recognize lease costs in accordance with applicable accounting guidance beginning in the period the lease commenced.

On December 22, 2025, the Company entered into a non-binding Letter of Intent (the "LOI") setting forth the principal terms of a proposed acquisition by the Company. of substantially all assets related to the operation of CoxPost (the "Transaction"). The LOI was initiated in December 2025; however, final due diligence and the formal process commenced in January 2026 and therefore this arrangement did not affect the financial statements as of December 31, 2025. Pursuant to the terms of the LOI, the proposed purchase price for the acquired assets is $20,000, payable in cash and subject to adjustment, structured as follows: (a) $10,000 payable at closing; (b) $5,000 to be deposited with a mutually agreeable escrow agent for a period of one month following closing, to secure performance of transition obligations; and (c) $5,000 to be deposited with a mutually agreeable escrow agent for a period of three months following closing, to secure ongoing operational continuity. As of March 2026, due diligence has been fully completed, and all assets have been transferred to the Company.

In April 2026, the Company issued promissory notes to certain officers in lieu of equity-based compensation. The notes bear interest at 5% per annum. As of April 30, 2026, the aggregate outstanding principal balance was $580,000. The Company accounts for these arrangements as compensation-related liabilities pursuant to ASC 710, Compensation — General, and ASC 405, Liabilities.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.